UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed in the Report on Form 6-K, on October 21, 2022, Bit Origin Ltd (the “Company”) sold and issued, among other things, warrants to purchase up to 4,523,333 ordinary shares of the Company (the “Warrants”), as adjusted pursuant to the Warrants as a result of the reverse stock split of the Company’s ordinary shares effective in May 2023, to an accredited investor (the “Holder”).

Also as previously disclosed in the Report on Form 6-K, On December 29, 2023, the Company sold and issued, among other things, a senior secured convertible note (the “2023 Initial Note”) in the principal amount of $6,740,000.

On May 31, 2024, the Company entered into an Exchange Agreement with the Holder, pursuant to which the Company will issue a senior secured convertible note in the principal amount of $2,000,000 (the “Exchange Note”) in exchange for the cancellation of 500,000 Warrants. In addition, the Company agreed that the Amortization Amount (as defined in the 2023 Initial Note) due on each of the initial six (6) Amortization Dates (as defined in the 2023 Initial Note) to the Holder shall be accelerated and paid by the Company, without any prepayment penalty.

The Exchange Note is convertible at a conversion price equal to the greater of (x) $0.76 and (y) 95% of (A) the lowest VWAP of the ordinary shares on any trading day during the five (5) trading day period immediately prior to the applicable conversion date (the “Conversion Price”). The Holder of the Exchange Note will have the right to convert all or a portion of the Exchange Note at any time after the date of issuance and prior to the maturity date, which is the twenty-four month anniversary from the date of issuance.

The Exchange Note has an interest of ten percent (10%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum.

The Company may redeem the Exchange Note in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price of the aggregate principal amount of the Exchange Note to be redeemed plus accrued and unpaid interest and late charges thereon (the “Conversion Amount”) at a redemption premium of 8% (or 15% if the redemption occurs six months after the date of issuance of the Exchange Note) of the Conversion Amount. If an event default occurs, any holder of the Exchange Note may require the Company to redeem all or any portion of the Exchange Note at a redemption premium of 25% of the greater of (i) the Conversion Amount, and (ii) the equity value of our common stock underlying the Exchange Note calculated using the greatest closing sale price of our common stock on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date of such redemption.

The Exchange Note includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incurring liens; (d) making asset sales; and (e) entering into transactions with affiliates.

The Exchange Note also includes customary events of default after which the holder of the Exchange Note may accelerate the maturity of the Exchange Note to become due and payable immediately; provided, however, that the Exchange Note will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) failure to file the registration statement that registers the ordinary shares underlying the Exchange Note and Warrants within 50 days from closing or failure to cause such registration statement effective within 155 days from closing, (ii) the lapse in effectiveness of such registration statement for 5 consecutive days or for more than an aggregate of 10 days in any 365-day period, with certain exceptions, (iii) the suspension or threatened suspension from trading for 5 consecutive trading days, (iv) failure to cure a conversion failure or a delivery failure within 5 trading days, (v) failure to reserve the adequate number of our ordinary shares, for 10 consecutive days, (vi) failure to pay any amount of principal, interest, late charges or other amounts when due under the Exchange Note or any other transaction document, with certain exceptions, (vii) failure to remove any restrictive legend on the ordinary shares issued upon conversion of the Exchange Note and such failure remains uncured for at least 5 days, (vii) any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of indebtedness, (ix) certain events of bankruptcy, insolvency and reorganization involving the Company, (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay, (xi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $250,000, (xii) breach of any representations and warranties or covenants of any transaction documents, (xiii) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the equity conditions are satisfied, (B) there has been no equity conditions failure, or (C) as to whether any event of default has occurred, (xiv) any material adverse effect, (xv) any material provision of any transaction document ceases to be valid and binding on or enforceable against the Company or any guarantor subsidiary or the Company, and (xvi) any material damage to the collateral, which causes the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any subsidiary for more than 15 consecutive days.

The Company has also entered into a security and pledge agreement (the “Security and Pledge Agreement”) with the Holder and certain of the Company’s subsidiaries (the “Guarantor Subsidiaries”).  The Security and Pledge Agreement granted a security interest in favor of the Collateral Agent (as defined in the Security and Pledge Agreement) for the benefit of the Holder in all personal property and assets, with certain exceptions, of the Company and the Guarantor Subsidiaries and to perform the Company’s obligations under the Exchange Agreement, the Exchange Note, the Security and Pledge Agreement and the other transaction documents.

The Guarantor Subsidiaries has also entered into a Guaranty (the “Guaranty”) with the Holder, pursuant to which the Guarantor Subsidiaries agreed to guaranty the Company’s obligations under the Exchange Agreement, the Exchange Note, the Security and Pledge Agreement and the other transaction documents.

The foregoing summaries of the Exchange Agreement, the Exchange Note, the Security and Pledge Agreement, and the Guaranty do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to this Current Report on Form 6-K, which are is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
4.1	Form of Senior Secured Convertible Note in the Principal Amount of $2,000,000
10.1	Form of Exchange Agreement
10.2	Form of Security and Pledge Agreement
10.3	Form of Guaranty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2024	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board